SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


          For the month of October 2002 Commission File Number 1-8481
                                -----------------


                                    BCE Inc.
                 (Translation of Registrant's name into English)


 1000, rue de La Gauchetiere Ouest, Bureau 3700, Montreal, Quebec H3B 4Y7,
                                 (514) 397-7000
                    (Address of principal executive offices)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F                          Form 40-F     X
                    -----------                         -----------


   Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                No     X
              -----------                       -----------


   If  "Yes"  is  marked,  indicate  below  the  file  number  assigned  to the
Registrant in connection with Rule 12g3-2(b): 82-           .
                                                 -----------


This Form 6-K is not incorporated by reference in the registration statement filed by BCE Inc. with the Securities and Exchange Commission under Form F-3 on June 15, 2000 (Registration No. 333-12130), under Form S-8 on October 16, 2000 (Registration No. 333-12780), under Form S-8 on November 1, 2000 (Registration No. 333-12802) and under Form S-8 on November 1, 2000 (Registration No. 333-12804). Notwithstanding any reference to BCE Inc.'s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.'s Web site or any other site on the World Wide Web referred to in BCE Inc.'s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

 For immediate release

(All figures are in Cdn$, unless otherwise indicated)

                        BCE REPORTS THIRD QUARTER RESULTS

o        Revenues of $4.8 billion; EBITDA up 4%
o        High-speed Internet (DSL) subscribers surpass 1 million

Montreal (Quebec), October 23, 2002 -- For the third quarter of 2002, BCE Inc. (TSX, NYSE: BCE) reported total revenue of $4.8 billion, EBITDA(1) of $2.0 billion, and net earnings applicable to common shares of $368 million ($0.43 per common share). Net earnings before non-recurring items (1) were $393 million ($0.45 per common share).

"The communications industry continues to face many challenges, and in this environment the prudent management of costs and the implementation of productivity initiatives is essential," said Michael Sabia, President and Chief Executive Officer of BCE Inc. "Although, we have experienced weakness in the business wholesale and enterprise retail data markets, our efforts in cost management have resulted in EBITDA growth of 4% compared to the third quarter of 2001."

Operational Highlights (Q3 2002 vs. Q3 2001 unless otherwise indicated)


                                             Quarter                       Subscriber                 Total
                                                                           /Revenue Growth

High-speed Internet (DSL)                93,000 net additions                   60%            1,002,000 subscribers
Cellular and PCS                         62,000 net additions                   16%            3,707,000 subscribers
Bell ExpressVu                           45,000 net additions                   31%            1,221,000 subscribers
Data revenue                             $926 m                                 5%             n.a.
Bell Globemedia revenue                  $273 million                           11%            n.a.
Productivity initiatives                 $150 million                           n.a.           Year to date: $515 million




"During the third quarter, we reached a significant milestone at Bell Canada when we signed up our one millionth High-speed Internet subscriber," Mr. Sabia said. "Our wireless and Direct-to-Home (DTH) satellite operations also experienced sustained growth."

"Bell Globemedia had a strong third quarter with increased revenues primarily from higher demand for advertising as well as improved EBITDA," Mr. Sabia added. "We believe BCE Emergis is making progress in achieving disciplined profitability."

Overview

Total revenue at BCE was $4.8 billion, essentially flat when compared to the same period last year. Excluding the impact of regulatory changes, revenue growth at BCE was at 2%. Local and access service revenues decreased as a result of the impact of regulatory decisions while data revenue growth weakened due to lower business wholesale and enterprise demand. Additionally, BCE Emergis reported lower revenues due to a decline in non-recurring and recurring revenues. These decreases were offset by the underlying growth in key areas:
a 14.5% increase in wireless revenues, increased DTH (Direct-to-Home) satellite entertainment services revenues of 33% and an 11% increase in revenues at Bell Globemedia. EBITDA increased by $75 million or 4% compared to the same period last year, mainly due to careful cost management across all areas.

Consolidated net earnings applicable to common shares were $368 million, a significant improvement from the loss of $144 million reported last year. During the third quarter, BCE recorded an after-tax charge of $37 million relating to the pay equity settlement at Bell Canada as well as a $12 million dilution gain from the issuance of common shares by BCE Emergis to third parties. Excluding these items, net earnings applicable to common shares were $0.45 for the quarter.

Outlook

On October 7, 2002, the Company confirmed the lower end of its financial guidance for the full year 2002, excluding discontinued operations (Teleglobe and BCI), at approximately $19.5 billion in revenue, $7.5 billion in EBITDA and net earnings per share (before non-recurring items) of $1.80.

RESULTS BY BUSINESS GROUP (unaudited)

BCE's core operations as at September 30, 2002, included the Bell Canada segment, Bell Globemedia, and BCE Emergis. BCE Ventures consists of BCE's other investments.


                                                            (Cdn$ millions, except per share amounts)
                                                          ------------------------------------------------------

                                                                     Third quarter                Nine months
For the period ended September 30                                2002      2001               2002     2001
----------------------------------------------------------- ----------- -- ---------- -- ---------- -- -----------
Revenue
Bell Canada                                                     4,314          4,326        12,957        12,666
Bell Globemedia                                                   273            246           911           849
BCE Emergis                                                       135            173           409           475
BCE Ventures                                                      258            262           782           757
Corporate and Other, including Inter-segment
   eliminations                                                  (158)          (189)         (463)         (520)
                                                            -----------    ----------    ----------    -----------
Total revenue                                                   4,822          4,818        14,596        14,227
----------------------------------------------------------- ----------- -- ---------- -- ---------- -- -----------
EBITDA
Bell Canada                                                     1,891          1,818         5,501         5,172
Bell Globemedia                                                    17             (6)          108            65
BCE Emergis                                                        19             35            10            92
BCE Ventures                                                       67             73           217           202
Corporate and Other, including Inter-segment
   eliminations                                                   (42)           (43)         (127)         (116)
                                                            -----------    ----------    ----------    -----------
Total EBITDA                                                    1,952          1,877         5,709         5,415
----------------------------------------------------------- ----------- -- ---------- -- ---------- -- -----------
Net earnings (loss)
Bell Canada                                                       336            272         1,016           764
Bell Globemedia                                                   (11)           (52)            1          (125)
BCE Emergis                                                        19            (70)          (58)         (236)
BCE Ventures                                                       16            137            99           229
Corporate and Other, including Inter-segment
   eliminations                                                    24             50             5         3,029
----------------------------------------------------------- ----------- -- ---------- -- ---------- -- -----------
Earnings from continuing operations                               384            337         1,063         3,661
----------------------------------------------------------- ----------- -- ---------- -- ---------- -- -----------
Discontinued operations                                             -           (465)         (340)       (2,862)
Dividends on preferred shares                                     (16)           (16)          (43)          (50)
---------------------------------------------------------- ----------- -- ---------- -- ---------- -- -----------
Net earnings (loss)  applicable to common                         368           (144)          680           749
   shares
----------------------------------------------------------- ----------- -- ---------- -- ---------- -- -----------
Net earnings (loss) per common share                             0.43         (0.18)          0.82          0.93
----------------------------------------------------------- ----------- -- ---------- -- ---------- -- -----------
Non-recurring items included in net
   earnings (loss) per common share
     Amortization of goodwill                               -                 (0.29)             -         (0.91)
     Other items (2)                                               (0.03)     (0.33)        (0.55)          0.52
----------------------------------------------------------- ----------- -- ---------- -- ---------- -- -----------

THIRD QUARTER REVIEW (Q3 2002 vs. Q3 2001, unless otherwise indicated)

BELL CANADA
The Bell Canada segment includes Bell Canada, Aliant, Bell ExpressVu and Bell Canada's interests in other Canadian telcos.

o Total revenue in the third quarter decreased slightly over last year mainly as a result of the effects of recent CRTC decisions and slower data revenue growth.

o Excluding the impact of the regulatory changes (see below), revenues for the quarter increased by 2%.
o  Reported local and access revenues decreased by 7% to $1.5 billion.
   Excluding the effects of the 2001 CRTC local contribution and May 30, 2002 CRTC Price Caps decisions, local and access revenues decreased by 1%.
o Although long distance market share is stable, revenue decreased by $12 million. Competitive pressures more than offset the effects of a 6% increase in conversation minutes.
o Wireless revenue was up 14.5% to $561 million due to continued growth in cellular and PCS subscribers.
o Data revenue increased 5% to $926 million, due to higher IP/Broadband and Sympatico ISP revenues. Data revenue growth has slowed when compared to the growth of 14% in the first quarter and 8% in the second quarter as a result of lower demand from business wholesale and enterprise retail data customers.
o Total Internet(High-speed and dial-up) subscribers reached 1,987,000 as at September 30.
o Bell ExpressVu revenue increased by 33% as a result of the increase in the subscriber base.
o Bell Canada's EBITDA grew by $73 million or 4% in the third quarter to reach $1.9 billion due to continued cost management.
o  Productivity gains at Bell Canada were $145 million for the quarter.
o Year-to-date capex intensity (capital expenditures to revenue) improved from 28% as of September 30, 2001 to 19% as of September 30, 2002.

BELL GLOBEMEDIA
Bell Globemedia includes CTV, The Globe and Mail and Bell Globemedia
Interactive.

o Total revenue was $273 million in the quarter compared with revenue of $246 million for the same period last year. This increase includes organic growth of 7% as well as the impact of the acquisitions of CFCF-TV, CKY-TV and ROB TV, which were purchased in the latter part of 2001.
o Advertising revenue was $180 million in the quarter, an increase of 10% compared to the third quarter of 2001. A stronger economic climate in the advertising sector as well as higher interactive revenues contributed to the increase.
o Subscriber revenues increased by 13% to reach $72 million due to higher subscription to the new digital specialty channels and an increase in print circulation revenues.
o EBITDA was $17 million in the third quarter compared with a shortfall of $6 million for the same period last year, reflecting the increase in revenues and management's cost control efforts.

BCE EMERGIS

o BCE Emergis' sequential quarter over quarter revenues decreased by $7 million mainly due to lower recurring revenues. Revenue was $135 million in the quarter, compared with $173 million for the same period in 2001.
o Third quarter EBITDA of $19 million compared favorably to the second quarter EBITDA of $11 million. The improvement in sequential quarter over quarter EBITDA was mainly related to cost savings resulting from the restructuring plan BCE Emergis implemented in the second quarter. Year-over-year quarterly EBITDA decreased by 46% to $19 million, reflecting the shortfall in revenues.
o  In the quarter, 43% of BCE Emergis' total revenue was from its U.S.
   operations.

BCE VENTURES
BCE Ventures includes the activities of CGI, Telesat and other investments.

o BCE Ventures' revenue was $258 million in the quarter, a decrease of 2% when compared with the same period of 2001. Revenues at CGI were higher, offset by lower revenues at the other Ventures' businesses.
o EBITDA was $67 million in the quarter compared with $73 million in the third quarter of 2001.

BELL CANADA STATUTORY RESULTS
Bell Canada "statutory" includes Bell Canada, Bell Canada's interests in other Canadian telcos, and Bell Canada's 39% interest in Aliant (equity-accounted).

Bell Canada's reported revenue was $3.6 billion in the third quarter, 2% lower when compared to the same quarter of 2001. The net earnings applicable to common shares were $478 million in the quarter, compared to $410 million for the same period last year.

ABOUT BCE

BCE is Canada's largest communications company. It has 24 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE leverages those connections with extensive content creation capabilities through Bell Globemedia which features some of the strongest brands in the industry -- CTV, Canada's leading private broadcaster, The Globe and Mail, the leading Canadian daily national newspaper and Sympatico.ca, a leading Canadian Internet portal. As well, BCE has extensive e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

                                    -- 30 --

Supplementary BCE Financial Information:

BCE's Third Quarter, 2002 Investor Briefing and other relevant financial materials are available in the "Investor Relations" section of BCE's Web site at www.bce.ca.


Call with Financial Analysts:

BCE Inc. (TSX:BCE, NYSE:BCE) will hold a teleconference / Webcast (audio only) for financial analysts to discuss its third quarter results on Wednesday, October 23, 2002 at 8:30 AM (Eastern). The media is welcome to participate on a listen only basis. Michael Sabia, President and Chief Executive Officer, and Siim Vanaselja, Chief Financial Officer, will be present for the teleconference / Webcast. Interested participants are asked to dial
(416) 695-5806 between 8:20 AM and 8:28 AM. If you are disconnected from the call, simply redial the number. If you need assistance during the teleconference, you can reach the operator by pressing "0". This teleconference will also be Webcast live (audio only) on our Web site at www.bce.ca. A replay facility will be available between 12:00 PM on Wednesday, October 23, 2002 and 12:00 PM on Wednesday, October 30, 2002. To access the replay facility, please dial (416) 695-5800 and enter access code 1253888.
The Webcast will also be archived on our Web site.

Call with the Media:

BCE will hold a teleconference for media on Wednesday, October 23, 2002 at 12:30 PM (Eastern). Michael Sabia will be present for this teleconference. Interested participants are asked to dial (800) 273-9672 or (416) 695-5806 between 12:20 PM and 12:28 PM. If you are disconnected from the call, simply redial the number. If you need assistance during the teleconference, you can reach the operator by pressing "0". This teleconference will also be Webcast live (audio only) on our Web site at www.bce.ca.


CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this press release, including, but not limited to, the statements appearing under the "Outlook" section, and other statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced after the date hereof.

Other factors which could cause results or events to differ materially from current expectations include, among other things: the timing and extent of economic expansion in Canada and of improvement in consumer confidence and spending; the level of demand and prices for data, IP broadband and voice services; BCE's ability to manage costs and generate productivity improvements; the financial condition and credit risk of customers and uncertainties regarding collectibility of receivables; uncertainty as to whether BCE's strategies will yield the expected benefits, synergies and growth prospects; the intensity of competitive activity, and its resulting impact on the ability to retain existing, and attract new, customers, and the consequent impact on pricing strategies, revenues and network capacity; the level of capital expenditures necessary to expand operations, increase the number of customers, provide new services, build and update networks and maintain or improve quality of service; the availability and cost of capital required to implement BCE's financing plan and fund capital and other expenditures; the Internet economy growing at a slower pace than is currently anticipated; the ability to deploy new technologies and offer new products and services rapidly and achieve market acceptance thereof; the ability to carry out cross selling of the various services offered by the BCE group of companies; stock market volatility; the risk of credit rating downgrades; the availability of, and ability to retain, key personnel; the impact of adverse changes in laws or regulations or of adverse regulatory initiatives or proceedings (including the outcome of the appeal of the CRTC's price cap decision); the possibility of further deterioration in the state of capital markets and the telecommunications industry; BCE's ability to implement its financing plan in order to finance the purchase of SBC Communications Inc.'s remaining minority interest in Bell Canada (including the risk of not completing the debt offering); the risk that the closing of the Bell Canada directories sale may be delayed or not occur;
and the final outcome of pending or future litigation.

For additional information with respect to certain of these and other factors, refer to BCE's 2002 quarterly MD&As filed by BCE with the U.S. Securities and Exchange Commission under Form 6-K and with the Canadian securities commissions. The forward-looking statements contained in this press release represent BCE's expectations as of October 23, 2002 and, accordingly, are subject to change after such date. However, BCE disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


For further information:

Nick Kaminaris                                       Isabelle Morin
Communications                                       Investor Relations
(514) 786-3908                                       (514) 786-3845
Web Site: www.bce.ca

--------
(1) EBITDA is defined as operating revenues less operating expenses and therefore reflects earnings before interest, taxes, depreciation and amortization, as well as any non-recurring items. BCE uses EBITDA, amongst other measures, to assess the operating performance of its on-going businesses. The term EBITDA does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and therefore may not be comparable to similarly titled measures presented by other publicly traded companies. EBITDA should not be construed as the equivalent of net cashflows from operating activities.

(2)  Refer to the discussion under the caption "Overview" for further details.

(3) Other items for the third quarter of 2001 included discontinued operations of $370 million (excluding goodwill amortization), after-tax gains on sale of investments and dilution gains of $153 million, and other after-tax charges of $48 million.



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


                                    SIGNATURE


   Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                BCE Inc.



                                      (Signed Michael T. Boychuk)
                          -----------------------------------------------------

                                           Michael T. Boychuk
                             Senior Vice-President and Corporate Treasurer





                                         Date: October 23, 2002